[Translation]

                                                                January 31, 2008

To Whom It May Concern:


                Company Name:             TOYOTA MOTOR CORPORATION
                Name and Title of Representative:
                                          Katsuaki Watanabe, President
                (Code Number:             7203
                                          Securities exchanges throughout Japan)
                Name and Title of Contact Person:
                                          Takuo Sasaki
                                          General Manager, Accounting Division
                (Telephone Number:        0565-28-2121)


        Notice Concerning the Dissolution of a Subsidiary of a Subsidiary

We hereby notify you that Toyota Caelum Incorporated ("TCI"), a subsidiary of Toyota Motor Corporation ("TMC"), has decided to dissolve TCI's subsidiary, as described below.

1.   Name and Summary of the Subsidiary of a Subsidiary to be Dissolved

     Trade Name:                    Toyota Caelum USA, Inc.
     Location of Head Office:       2001 Gateway Place, Suite 700 West,
                                    San Jose, California 95110, U.S.A.
     Name of Representative:        Hiromi Araki, President and Chief
                                    Executive Officer, Director
     Content of Business:           Development and sales of computer software
                                    (CAD/CAM, etc.)
     Date of Incorporation:         August 31, 2000
     Capital:                       USD 300,000
     Total Assets:                  USD 826,286 (as of March 31, 2007)
     Number of Employees:           0 persons
     Shareholder Composition:       TCI 100%
                                    (TMC holds 51.0% of shares of TCI.)
     Business Performances (Fiscal year ended March 31, 2007):
                                    Net Sales: USD 0
                                    Operating Income: USD -39,104
                                    Net Income: USD 15,406

2.   Reason for the Dissolution

     TCI established the above-mentioned subsidiary as the base for TCI's development and

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     sales of computer software in the United States, and has
     entrusted the development of its new products and other related businesses to it. However, in order to enhance TCI's business efficiency, TCI decided to dissolve the above-mentioned subsidiary after integrating the subsidiary business into TCI.

3.   Schedule for the Dissolution

     Dissolution is scheduled to take place around May 2008.

4. Anticipated Effects on the Business Performance (Consolidated Sales and Income) of TMC

     The anticipated effects of the dissolution of the above-mentioned subsidiary of TCI on TMC's business performances are minor.